UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM MANAGEMENT

REPORT

AT MARCH 31, 2018

The Interim Management Report at March 31, 2018 was approved by resolution of the Board of Directors on May 16, 2018.

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (FINANCIAL INSTRUMENTS)

On November 22, 2016, EU Regulation No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments, and hedge accounting.

As permitted by IFRS 9, the TIM Group has opted for:

•	the continued application of the hedge accounting requirements of IAS 39, instead of the requirements of IFRS 9;

•	the non-restatement of comparative information provided in the year the new standard is first applied.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), adopting an expected credit loss model, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the short, medium and long-term financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

•	Hold to Collect: covering financial instruments measured at “amortized cost”: i) which are used to absorb temporary cash surpluses and ensure suitable market returns; ii) which by their nature are low risk; iii) which are mainly held to maturity;

•	Hold to Collect and Sell: covering financial instruments measured at “fair value through other comprehensive income”: i) which are used to absorb short/medium-term cash surpluses; ii) which are classed as low-risk monetary or debt instruments; iii) which are normally held to maturity or sold in the event that specific cash needs arise;

•	Hold to Sell: covering financial instruments measured at “fair value through profit or loss”: i) which are used to dynamically manage cash surpluses not managed under the business models identified above; ii) which are classed as monetary, debt or equity trading instruments with a higher level of risk and subject to greater price volatility than in the previous business models; iii) which are not normally held until their natural maturity, but purchased and sold repeatedly, even in very short periods of time.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, the management of programs for the disposal of receivables, and the factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•	Hold to Collect: this model covers receivables from the provision of services and the sale of products to Corporate customers, the Public Sector, and OLOs, as well as other “non-core” receivables. Such receivables are measured at “amortized cost”, are low risk, and are generally held to maturity. Management will assess opportunities for the sale of individual positions only, where conditions are favorable;

•	Hold to Collect and sell: this model envisages the recurring and mass sale of receivables from the provision of services to Consumer and Small Business customers, where invoices issued before the termination of the contract are earmarked for disinvestment, receivables from the sale of products to Mobile Consumer customers bundled with prepaid offers (handsets), receivables from sales to Dealer networks, and receivables from the sale of products to Fixed-line Consumer and Business customers on installment plans or single payment terms. These receivables are measured at “fair value through other comprehensive income”.

Interim Management Report at March 31, 2018	Adoption of the new IFRS 9 and IFRS 15 standards	4

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures)”, classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, through other comprehensive income, also under IFRS 9. As of January 1, 2018, “other investments” are therefore measured at fair value through other comprehensive income (FVOCI). Only dividends from “other investments” are recognized through profit or loss, while all other gains and losses are recognized through other comprehensive income without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of the assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at January 1, 2018 (transition date) was mainly linked to the recognition of higher provisions for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (REVENUES FROM CONTRACTS WITH CUSTOMERS)

On September 22, 2016, EU Regulation No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through EU Regulation No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The new standard does not affect cash flows. The main differences with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative Interpretations) concern:

•	bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability;

•	activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, bringing forward in time the recognition of the revenues;

•	contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred (negative effect);

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers (positive effect).

Interim Management Report at March 31, 2018	Adoption of the new IFRS 9 and IFRS 15 standards	5

IMPACT OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated financial position at 1/1/2018 (transition date)

The impacts of the transition on the main line items of the statements of financial position are shown below.

(millions of euros)	12/31/2017 historical	Impacts IFRS 9	Impacts IFRS 15	1/1/2018 restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets
Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statements and consolidated statements of financial position for the first quarter of 2018

To enable the year-on-year comparison of the economic and financial performance for the first quarter of 2018, this Interim Management Report shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for the first quarter of 2018 is shown below.

Interim Management Report at March 31, 2018	Adoption of the new IFRS 9 and IFRS 15 standards	6

(millions of euros)		1st Quarter 2018 (a)	1st Quarter 2018 comparable (b)	Impact new standards (c=a-b)
Revenues	1)	4,709	4,742	(33)

Operating expenses	2)	(2,949)	(2,906)	(43)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		1,817	1,893	(76)

Depreciation and amortization	3)	(1,055)	(1,089)	34

Operating profit (loss) (EBIT)		764	806	(42)

Finance income/(expenses)	4)	(357)	(354)	(3)

Profit (loss) before tax from continuing operations		415	460	(45)

Income tax expense	5)	(163)	(174)	11

Profit (loss) for the period		252	286	(34)

Attributable to:
Owners of the Parent		216	250	(34)

Non-controlling interests		36	36	—

1)	The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from installment sales at a revised discount rate, reflecting the creditworthiness of customers.
2)	The change in Operating expenses was mainly due to the deferral of certain contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).
3)	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current assets (cost deferral).
4)	The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).
5)	The change in Income tax expense shows the income tax effect of the changes illustrated above.

Interim Management Report at March 31, 2018	Adoption of the new IFRS 9 and IFRS 15 standards	7

The breakdown of the impact of the new accounting standards on the main consolidated statements of financial position figures at March 31, 2018 is shown below.

(millions of euros)	3/31/2018 (a)	3/31/2018 comparable (b)	Impact of new standards (c=a-b)
Assets
Non-current assets
Intangible assets	36,217	36,326	(109)

Tangible assets	16,124	16,124	—

Other non-current assets	4,579	4,823	(244)

Total Non-current assets	56,920	57,273	(353)

Current assets	9,048	9,165	(117)

Total Assets	65,968	66,438	(470)

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,434	21,548	(114)

Non-controlling interests	2,208	2,213	(5)

Total Equity	23,642	23,761	(119)

Non-current liabilities	30,423	30,690	(267)

Current liabilities	11,903	11,987	(84)

Total Liabilities	42,326	42,677	(351)

Total Equity and Liabilities	65,968	66,438	(470)

Interim Management Report at March 31, 2018	Adoption of the new IFRS 9 and IFRS 15 standards	8

HIGHLIGHTS – FIRST THREE MONTHS OF 2018

To enable the year-on-year comparison of the economic and financial performance for the first quarter of 2018, this Interim Management Report shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

In terms of equity and income, for the first quarter of 2018:

•	Consolidated revenues amounted to 4,709 million euros; comparable consolidated revenues totaled 4,742 million euros, down by 1.6% on the first quarter of 2017 (+2.7% in organic terms).

•	EBITDA amounted to 1,817 million euros; comparable EBITDA totaled 1,893 million euros, down by 4.9% on the first quarter of 2017 (-1.8% in organic terms), with an EBITDA margin of 39.9%, -1.4 percentage points on the figure for the first quarter of 2017 (39.9% in organic terms, -1.9 percentage points).

EBITDA in the first quarter of 2018 was pulled down by a total of 95 million euros in non-recurring expenses (24 million euros in the first quarter of 2017, at constant exchange rates), without which the organic change would have been +1.8%, with an EBITDA margin of 41.9%, down by 0.4 percentage points compared to the first quarter of 2017.

•	EBIT amounted to 764 million euros; comparable EBIT totaled 806 million euros, down by 6.8% compared to the first quarter of 2017 (-5.3% in organic terms).

EBIT reflected the negative impact of non-recurring net expenses totaling 95 million euros (24 million euros in the first quarter of 2017, at constant exchange rates), without which the organic change in EBIT would have been a positive +3.0%.

•	Profit for the period attributable to Owners of the Parent totaled 216 million euros (200 million euros in the first quarter of 2017). The figure was affected by the net impact of the adoption of IFRS 9 and IFRS 15 for -34 million euros and by non-recurring net expenses totaling 93 million euros. Without those impacts, profit attributable to Owners of the Parent would have been around 30 million euros higher year-on-year in the first quarter of 2018.

•	Capital expenditures for the first quarter of 2018 totaled 660 million euros (831 million euros in the first quarter of 2017), and continued to be driven by the selective approach of identifying projects with higher returns, targeted at innovation and transformation, while also boosting levels of UBB coverage and service quality.

•	Adjusted net financial debt amounted to 25,537 million euros at March 31, 2018, up by 229 million euros compared to December 31, 2017 (25,308 million euros). The first quarter 2018 was affected by VAT payments by TIM S.p.A. totaling about 400 million euros, reflecting also the introduction in Italy of the split payment mechanism for VAT only as of July 2017, (no payment was made in the first quarter of 2017).

Interim Management Report at March 31, 2018	Highlights – First Three Months of 2018	9

Financial highlights for the period

			1st Quarter 2018	1st Quarter	% Change
		1st Quarter	comparable	2017	Reported		Organic
(millions of euros)		2018	(a)	(b)	(a-b)
Revenues		4,709	4,742	4,819	(1.6)		2.7

EBITDA	(1)	1,817	1,893	1,990	(4.9)		(1.8)

EBITDA Margin		38.6%	39.9%	41.3%	(1.4	)pp

Organic EBITDA Margin		38.6%	39.9%	41.8%	(1.9	)pp

EBIT	(1)	764	806	865	(6.8)		(5.3)

EBIT Margin		16.2%	17.0%	17.9%	(0.9	)pp

Organic EBIT Margin		16.2%	17.0%	18.4%	(1.4	)pp

Profit (loss) for the period attributable to owners of the Parent		216	250	200	25.0

Capital expenditures (CAPEX)		660	694	831	(16.5)

		3/31/2018		12/31/2017	Change Amount
Adjusted net financial debt	(1)	25,537		25,308	229

(1)	Details are provided under “Alternative Performance Measures”.

Interim Management Report at March 31, 2018	Highlights – First Three Months of 2018	10

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues amounted to 4,709 million euros in the first quarter of 2018. Comparable revenues amounted to 4,742 million euros in the first quarter of 2018, down by 1.6% on the first quarter of 2017 (4,819 million euros). The positive performance of Domestic Business Unit revenues (+62 million euros) was offset by the negative performance of the Brazil Business Unit (-144 million euros), due entirely to a negative exchange rate effect of 191 million euros, without which the unit would have posted growth of 47 million euros.

In terms of organic change, consolidated revenues rose by 2.7% (+125 million euros), and were calculated as follows:

(millions of euros)	1st Quarter 2018	1st Quarter 2017	Change
			amount	%
REPORTED REVENUES	4,709	4,819	(110)	(2.3)

Adoption new accounting principles effect	33

COMPARABLE REVENUES – on the same accounting basis	4,742	4,819	(77)	(1.6)

Foreign currency financial statements translation effect		(202)	202

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	4,742	4,617	125	2.7

Exchange rate fluctuations(1) were chiefly attributable to the Brazil Business Unit. There were no changes in the scope of consolidation(2).

The breakdown by operating segment for first quarter 2018 revenues, stated on the same accounting basis and compared to the first quarter of 2017, is shown below.

(millions of euros)	1st Quarter 2018 comparable		1st Quarter 2017		Change
		% of total		% of total	amount	%	% organic
Domestic	3,709	78.2	3,647	75.7	62	1.7	2.0
Core Domestic	3,481	73.4	3,395	70.5	86	2.5	2.5

International Wholesale	286	6.0	310	6.4	(24)	(7.7)	(4.3)

Brazil	1,037	21.9	1,181	24.5	(144)	(12.2)	4.8

Other Operations	—	—	—	—	—

Adjustments and eliminations	(4)	(0.1)	(9)	(0.2)	5

Consolidated Total	4,742	100.0	4,819	100.0	(77)	(1.6)	2.7

EBITDA

EBITDA for the first quarter of 2018 amounted to 1,817 million euros. Comparable EBITDA for the first quarter of 2018 totaled 1,893 million euros (1,990 million euros in the first quarter of 2017), down by 97 million euros (-4.9%), with an EBITDA margin of 39.9% (41.3% in the first quarter of 2017; -1.4 percentage points).

Organic EBITDA showed a drop of 35 million euros (-1.8%) compared to the first quarter of 2017; the EBITDA margin fell by 1.9 percentage points, from 41.8% in the first quarter of 2017 to 39.9% in the first quarter of 2018.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.2288 for the US dollar in the first quarter of 2018 and 1.06480 in the first quarter of 2017. For the Brazilian real, the average exchange rates used were 3.99014 in the first quarter of 2018 and 3.34707 in the first quarter of 2017. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report at March 31, 2018	Consolidated operating performance	11

In the first quarter of 2018, the TIM Group posted non-recurring operating expenses totaling 95 million euros (24 million euros in the first quarter of 2017, at constant exchange rates), mainly in relation to provisions to cover a 74.3 million euros fine levied on May 8, 2018 for alleged infringement of Article 2 of Decree Law 21 of 3/15/2012 (the “Golden Power” rule). As reported in the section “Disputes and Pending Legal Actions”, the Company has appealed against the decision taken in September 2017 by the Prime Minister’s Office, which established that TIM had allegedly infringed the obligation to disclose, under the Golden Power rule, the acquisition of control by Vivendi S.A.. The Company is also taking action to appeal against the decision levying the fine, as it is confident that it has valid legal grounds to challenge the aforementioned decisions of the Prime Minister’s Office and obtain their annulment.

Organic EBITDA, net of the non-recurring component, totaled 1,988 million euros, showing positive growth of 1.8%.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter 2018	1st Quarter 2017	Change
			amount	%
REPORTED EBITDA	1,817	1,990	(173)	(8.7)

Adoption new accounting principles effect	76

COMPARABLE EBITDA – on the same accounting basis	1,893	1,990	(97)	(4.9)

Foreign currency financial statements translation effect		(62)	62

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	1,893	1,928	(35)	(1.8)

of which non-recurring income/(expenses)	(95)	(24)	(71)

Foreign currency non-recurring income/(expenses) translation effect		—	—

ORGANIC EBITDA excluding non-recurring component	1,988	1,952	36	1.8

Exchange rate fluctuations related almost entirely to the Brazil Business Unit.

The breakdown by operating segment of comparable EBITDA for the first quarter of 2018, on the same accounting basis and compared to the first quarter of 2017, is shown below, together with the EBITDA margin.

(millions of euros)	1st Quarter 2018 comparable		1st Quarter 2017		Change
		% of total		% of total	amount	%		% organic
Domestic	1,533	81.0	1,621	81.5	(88)	(5.4)		(5.3)
EBITDA Margin	41.3		44.4			(3.1	)pp	(3.2	)pp

Brazil	365	19.3	372	18.7	(7)	(1.9)		16.8
EBITDA Margin	35.2		31.6			3.6	pp	3.6	pp

Other Operations	(5)	(0.3)	(4)	(0.2)	(1)

Adjustments and eliminations	—	—	1	—	(1)

Consolidated Total	1,893	100.0	1,990	100.0	(97)	(4.9)		(1.8)

EBITDA Margin	39.9		41.3			(1.4	)pp	(1.9	)pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (1,996 million euros; 1,969 million euros on comparable basis; 2,061 million euros in the first quarter of 2017):

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Acquisition of goods	443	440	3

Revenues due to other TLC operators and interconnection costs	465	498	(33)

Commercial and advertising costs	343	349	(6)

Power, maintenance and outsourced services	307	332	(25)

Rent and leases	183	197	(14)

Other service expenses	228	245	(17)

Total acquisition of goods and services	1,969	2,061	(92)

% of Revenues	41.5	42.8	(1.3	)pp

Interim Management Report at March 31, 2018	Consolidated operating performance	12

The overall drop in the acquisition of goods and services was mainly driven by the Brazil Business Unit for a total of -124 million euros, due entirely to the exchange rate effect. Excluding that effect, the item would have shown a drop of approximately 23 million euros, net of the increase posted by the Domestic Business Unit of 29 million euros.

•	Employee benefits expenses (780 million euros; 773 million euros on comparable basis; 760 million euros in the first quarter of 2017):

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Employee benefits expenses - Italy	686	665	21

Ordinary employee expenses and costs	685	660	25

Restructuring and other expenses	1	5	(4)

Employee benefits expenses – Outside Italy	87	95	(8)

Ordinary employee expenses and costs	87	95	(8)

Total employee benefits expenses	773	760	13

% of Revenues	16.3	15.8	0.5	pp

The main factors driving the increase of 13 million euros were:

•	higher ordinary employee expenses in Italy by 25 million euros, due to the termination, at the start of 2018, of the “defensive solidarity” agreements applied by TIM S.p.A.;

•	the lower component outside Italy of employee benefits expenses, which fell by 8 million euros mainly due to the downsizing of the average salaried workforce outside Italy (-106 average employees) and the impact of changes in exchange rates (-14 million euros). These effects were offset by local wage and salary growth, essentially in relation to the Brazil Business Unit.

•	Other operating income (57 million euros; 57 million euros on comparable basis; 78 million euros in the first quarter of 2017):

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Late payment fees charged for telephone services	14	17	(3)

Recovery of employee benefit expenses, purchases and services rendered	5	5	—

Capital and operating grants	13	13	—

Damage compensation, penalties and sundry recoveries	2	10	(8)

Release of provisions and other payable items, other income	23	33	(10)

Total	57	78	(21)

•	Other operating expenses (368 million euros; 359 million euros on comparable basis; 273 million euros in the first quarter of 2017):

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Write-downs and expenses in connection with credit management	111	97	14

Provision charges	103	30	73

TLC operating fees and charges	76	93	(17)

Indirect duties and taxes	34	26	8

Penalties, settlement compensation and administrative fines	11	9	2

Association dues and fees, donations, scholarships and traineeships	3	4	(1)

Sundry expenses	21	14	7

Total	359	273	86

Other operating expenses included a non-recurring component of 92 million euros (19 million euros in the first quarter of 2017) relating entirely to the Domestic Business Unit and consisting chiefly of the fine levied on May 8, 2018 in application of the so-called “Golden Power” rule (decree law 21 of 3/15/2012).

Interim Management Report at March 31, 2018	Consolidated operating performance	13

The Brazil Business Unit reported a decrease of 9 million euros, including an exchange rate effect of 22 million euros, without which the item would have shown positive growth of around 13 million euros.

“Write-downs and expenses in connection with credit management” in the first quarter of 2018 totaled 111 million euros on the same accounting basis. Under the application of IFRS 9, the item amounted to 120 million euros, due to the recognition of greater expected losses on trade receivables as a result of the introduction of the expected credit loss model, replacing the incurred loss model envisaged by IAS 39.

Depreciation and amortization

Depreciation and amortization amounted to 1,055 million euros.

On the same accounting basis, depreciation and amortization amounted to 1,089 million euros, breaking down as follows:

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Amortization of intangible assets with a finite useful life	437	457	(20)

Depreciation of property, plant and equipment – owned and leased	652	672	(20)

Total	1,089	1,129	(40)

Net impairment losses on non-current assets

The item amounted to zero in both the first quarter of 2018 and the first quarter of 2017.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment. At March 31, 2018, no external or internal events were identified giving reason to believe a new impairment test was required; as such, the carrying amounts of goodwill allocated to the individual cash generating units in the consolidated financial statements for 2017 were confirmed.

Interim Management Report at March 31, 2018	Consolidated operating performance	14

EBIT

EBIT amounted to 764 million euros. Comparable EBIT for the first quarter of 2018 totaled 806 million euros (865 million euros in the first quarter of 2017), down by 59 million euros (-6.8%) compared to the first quarter of 2017, with an EBIT margin of 17.0% (17.9% in the first quarter of 2017, -0.9 percentage points).

Organic EBIT showed negative growth of 45 million euros (-5.3%), with an organic EBIT margin of 17.0% (18.4% in the first quarter of 2017).

EBIT for the first quarter of 2018 reflected the negative impact of non-recurring net expenses totaling 95 million euros (24 million euros in the first quarter of 2017, at constant exchange rates). Without those expenses, the organic change in EBIT would have been a positive 26 million euros (+3.0%), with an EBIT margin of 19.0%.

Organic EBIT is calculated as follows:

	1st Quarter	1st Quarter	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	764	865	(101)	(11.7)

Adoption new accounting principles effect	42

COMPARABLE EBIT – on the same accounting basis	806	865	(59)	(6.8)

Foreign currency financial statements translation effect		(14)	14

Changes in the scope of consolidation		—	—

ORGANIC EBIT	806	851	(45)	(5.3)

of which non-recurring income/(expenses)	(95)	(24)	(71)

Foreign currency non-recurring income/(expenses) translation effect		—	—

ORGANIC EBIT excluding non-recurring component	901	875	26	3.0

Exchange rate fluctuations mainly related to the Brazil Business Unit.

Finance income (expenses), net

Finance income (expenses) showed a net expense of 357 million euros (expense of 384 million euros in the first quarter of 2017). Finance expenses fell by 27 million euros, mainly due to the reduction in the Group’s debt exposure and in interest rates.

The application of IFRS 9 had a negative impact of 3 million euros.

Income tax expense

This item amounted to 174 million euros, down by 82 million euros on the first quarter of 2017 (256 million euros). In the first quarter of 2017, the figure included 93 million euros of provisions for tax litigation.

Interim Management Report at March 31, 2018	Consolidated operating performance	15

PROFIT (LOSS) FOR THE PERIOD

This item breaks down as follows:

(millions of euros)	1st Quarter 2018	1st Quarter 2018 comparable	1st Quarter 2017
Profit (loss) for the period	252	286	225

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	216	250	200

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the period attributable to owners of the Parent	216	250	200

Non-controlling interests:
Profit (loss) from continuing operations	36	36	25

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the period attributable to non-controlling interests	36	36	25

Profit for the first quarter of 2018 attributable to Owners of the Parent totaled 216 million euros (200 million euros in the first quarter of 2017). The figure was pulled down by 34 million euros due to the negative impact of the adoption of IFRS 9 and IFRS 15 and by non-recurring net expenses totaling 93 million euros. On a comparable basis, profit attributable to Owners of the Parent would have been around 30 million euros higher year-on-year in the first quarter of 2018.

Interim Management Report at March 31, 2018	Consolidated operating performance	16

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

	1st Quarter 2018	1st Quarter 2018 comparable (a)	1st Quarter 2017 (b)		Change (a-b)
(millions of euros)					amount	%		% organic
Revenues	3,681	3,709		3,647	62	1.7		2.0

EBITDA	1,470	1,533		1,621	(88)	(5.4)		(5.3)

EBITDA Margin	39.9	41.3		44.4		(3.1	)pp	(3.2	)pp

EBIT	639	678		787	(109)	(13.9)		(13.7)

EBIT Margin	17.4	18.3		21.6		(3.3	)pp	(3.3	)pp

Headcount at period end (number)	49,722		(1)	49,851	(129)	(0.3)

(1)	Headcount at December 31, 2017

Fixed

	3/31/2018	12/31/2017	3/31/2017
Physical accesses at period end (thousands) (1)	18,910	18,995	19,040

of which retail physical accesses at period end (thousands)	10,845	11,044	11,230

Broadband accesses at period end (thousands) (2)	10,456	10,154	9,435

of which Retail broadband accesses at period end (thousands)	7,646	7,641	7,310

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.6	114.6	114.4

access and carrier network in optical fiber (millions of km - fiber)	15.5	14.3	13.0

Total traffic:
Minutes of traffic on fixed-line network (billions):	15.4	64.0	16.4

Domestic traffic	12.5	50.7	13.5

International traffic	2.9	13.3	2.9

Broadband volumes (PBytes) (3)	2,343	7,848	1,762

[1]	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
[2]	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and FWA.
[3]	DownStream and UpStream traffic volumes.

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	17

Mobile

	3/31/2018	12/31/2017	3/31/2017
Lines at period end (thousands) (1)	31,036	30,755	29,417

Change in lines (%)	0.9	3.8	(0.7)

Churn rate (%) (2)	6.5	26.2	5.9

Total traffic:
Outgoing retail traffic (billions of minutes)	14.1	51.4	11.8

Incoming and outgoing retail traffic (billions of minutes)	21.2	78.1	18.2

Browsing traffic (PBytes) (3)	136.9	417.5	80.1

Average monthly revenues per line (in euros) - ARPU (4)	11.9	12.5	12.0

(1)	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.
(2)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	National traffic excluding roaming.
(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

Revenues for the first quarter of 2018 amounted to 3,681 million euros. Comparable revenues for the first quarter of 2018 amounted to 3,709 million euros, showing an increase of 62 million euros (+1.7%) on the first quarter of 2017 and confirming the progressive recovery begun in the previous year. Revenues from services totaled 3,399 million euros, showing growth on the first quarter of 2017 (+57 million euros, +1.7%). Growth was driven by the constant development of both the Mobile and Fixed Broadband customer bases and by the resilience of Fixed-line ARPU levels, thanks to the growing penetration of Ultra-Broadband connectivity services (Fiber and LTE) and digital and ICT services.

In detail:

•	revenues from services for the Fixed-line market totaled 2,419 million euros, remaining substantially in line with the first quarter of 2017 (-0.2%). The natural decline in revenues from traditional voice services (-47 million euros), due to falling traditional accesses and the cut in regulated prices for certain wholesale services (-14 million euros), was more than offset by higher revenues from ICT solutions (+13 million euros, +8.1%) and, above all, by higher revenues from innovative data connectivity services (+84 million euros, +17%), driven by growth in the Ultra-Broadband customer base (+1.2 million on the first quarter of 2017), which reached a total of 2.5 million customers (3.8 million including wholesale lines);

•	revenues from services for the Mobile market came to 1,123 million euros, an increase of 40 million euros compared to the first quarter of 2017 (+3.7%). Growth was driven by the positive competitive performance, which led to growth in the customer base without significantly diluting ARPU levels.

Revenues from product sales, including the change in work in progress, amounted to 310 million euros in the first quarter of 2018 (+5 million euros year-on-year) and reflected growth in sales of smartphones and other connected devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

EBITDA

EBITDA for the Domestic Business Unit in the first quarter of 2018 amounted to 1,470 million euros. Comparable EBITDA for the Domestic Business Unit totaled 1,533 million euros for the first quarter of 2018, down by 88 million euros compared to the first quarter of 2017 (-5.4%), with an EBITDA margin of 41.3% (-3.1 percentage points year-on-year). Net of non-recurring expenses (95 million euros in the first quarter of 2018 versus 24 million euros in the same period of the previous year), organic EBITDA showed a drop of -0.9%, with an organic EBITDA margin of 43.9% (-1.3 percentage points compared to the first quarter of 2017).

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	18

Organic EBITDA is calculated as follows:

	1st Quarter 2018	1st Quarter 2017	Change
(millions of euros)			amount	%
REPORTED EBITDA	1,470	1,621	(151)	(9.3)

Adoption new accounting principles effect	63

COMPARABLE EBITDA – on the same accounting basis	1,533	1,621	(88)	(5.4)

Foreign currency financial statements translation effect	—	—	—

Changes in the scope of consolidation	—	(3)	3

ORGANIC EBITDA	1,533	1,618	(85)	(5.3)

of which non-recurring income/(expenses)	(95)	(24)	(71)

ORGANIC EBITDA excluding non-recurring component	1,628	1,642	(14)	(0.9)

The changes in the main cost items, on the same accounting basis, are shown below.

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Acquisition of goods and services	1,469	1,440	29

Employee benefits expenses	690	669	21

Other operating expenses	231	137	94

In particular:

•	Acquisition of goods and services (1,488 million euros; 1,469 million euros on comparable basis; 1,440 million euros in the first quarter of 2017):

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Acquisition of goods	390	370	20

Revenues due to other TLC operators and interconnection costs	352	358	(6)

Commercial and advertising costs	199	170	29

Power, maintenance and outsourced services	244	257	(13)

Rent and leases	108	106	2

Other service expenses	176	179	(3)

Total acquisition of goods and services	1,469	1,440	29

% of Revenues	39.6	39.5	0.1

•	Employee benefits expenses (697 million euros; 690 million euros on comparable basis; 669 million euros in the first quarter of 2017) rose by 21 million euros, driven chiefly by the same factors affecting employee benefits expenses at Group level, to which readers are referred;

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	19

•	Other operating expenses (240 million euros; 231 million euros on comparable basis; 137 million euros in the first quarter of 2017):

(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	Change
Write-downs and expenses in connection with credit management	82	78	4

Provision charges	87	5	82

TLC operating fees and charges	12	13	(1)

Indirect duties and taxes	23	22	1

Penalties, settlement compensation and administrative fines	11	9	2

Association dues and fees, donations, scholarships and traineeships	2	3	(1)

Sundry expenses	14	7	7

Total	231	137	94

Other operating expenses included 92 million euros in non-recurring expenses (19 million euros in the first quarter of 2017), mainly connected with the fine levied under the “Golden Power” rule, as explained in the Group report.

EBIT

EBIT for the Domestic Business Unit in the first quarter of 2018 amounted to 639 million euros. Comparable EBIT for the first quarter of 2018 totaled 678 million euros (787 million euros in the first quarter of 2017), down by 109 million euros (-13.9%), with an EBIT margin of 18.3% (21.6% in the first quarter of 2017).

EBIT was pulled down in the first quarter of 2018 by non-recurring expenses totaling 95 million euros (24 million euros in the corresponding period of 2017).

Without these expenses, the organic change in EBIT would have been -4.6%, with an EBIT margin of 20.8%.

The change in EBIT was affected by lower EBITDA and higher depreciation and amortization (+19 million euros).

Organic EBIT is calculated as follows:

	1st Quarter 2018	1st Quarter 2017	Change
(millions of euros)			amount	%
REPORTED EBIT	639	787	(148)	(18.8)

Adoption new accounting principles effect	39

COMPARABLE EBIT – on the same accounting basis	678	787	(109)	(13.9)

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		(1)	1

ORGANIC EBIT	678	786	(108)	(13.7)

of which non-recurring income/(expenses)	(95)	(24)	(71)

ORGANIC EBIT excluding non-recurring component	773	810	(37)	(4.6)

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	20

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU), as defined by IAS 36:

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G Retail, Persidera and Noverca.

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets. The segment includes the companies Olivetti, Telsy, TI Trust Technologies and Alfabook (renamed Olivetti Scuola Digitale).

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed-line and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services. The segment includes the companies TN Fiber, Flash Fiber, TIM San Marino and Telefonia Mobile Sammarinese.

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•	Other Operations units: covering technological innovation and development, engineering, construction and operating processes for network infrastructures, IT, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	21

Key results for the first quarter of 2018 for the Domestic Business Unit are presented in the following tables by market/business segment, and compared on the same accounting basis to the first quarter of 2017.

Core Domestic

			Change
(millions of euros)	1st Quarter 2018 comparable	1st Quarter 2017	amount	%
Revenues	3,481	3,395	86	2.5

Consumer	1,851	1,820	31	1.7

Business	1,160	1,120	40	3.6

Wholesale	420	419	1	0.2

Other	50	36	14	38.9

EBITDA	1,510	1,583	(73)	(4.6)

EBITDA Margin	43.4	46.6		(3.2	)pp

EBIT	682	776	(94)	(12.1)

EBIT Margin	19.6	22.9		(3.3	)pp

Headcount at period end (number)	48,966	(1) 49,095	(129)	(0.3)

(1)	Headcount at December 31, 2017

In detail:

•	Consumer: revenues for the Consumer segment in the first quarter of 2018 amounted to 1,851 million euros, an increase of 31 million euros year-on-year (+1.7%), continuing the growth trend witnessed in 2017.

Revenues from services amounted to 1,669 million euros, up by +24 million euros on the first quarter of 2017.

In particular:

•	Mobile segment revenues amounted to 916 million euros (+3.1% on the first quarter of 2017); revenues from services posted an increase of 18 million euros (+2.4% on the first quarter of 2017), building on the growth trend witnessed in the previous year, driven by the constant growth of Mobile Internet and digital services;

•	Fixed-line segment revenues rose slightly on the first quarter of 2017 to reach 926 million euros (+0.4%). Revenues from services also confirmed the recovery witnessed in 2017, driven in particular by growth in the Broadband and Ultra-broadband customer bases and the overall resilience of ARPU levels.

•	Business: revenues for the Business segment amounted to 1,160 million euros, an increase of 40 million euros compared to the first quarter of 2017 (+3.6, with revenues from services up +4.1%).

In detail:

•	Mobile segment revenues showed positive performance on the first quarter of 2017 (+9.9%), driven by the constant improvement in revenues from services (+7.7%) and, in particular, growth in new digital services (+13.9% on the first quarter of 2017);

•	Fixed-line revenues rose by 13 million euros (+1.5% on the first quarter of 2017), driven by revenues from services (+2.8%), where lower prices and revenues for traditional services (connected with the technological shift towards VoIP systems) were more than offset by steady growth in revenues from ICT services (+7.8%).

•	Wholesale: Wholesale segment revenues in the first quarter of 2018 came to 420 million euros, up slightly by 1 million euros compared to the first quarter of 2017 (+0.2%). Cuts to regulated prices, which lowered revenues by -14 million euros, were mainly offset by growth in access, driven by the UBB segment.

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	22

International Wholesale – Telecom Italia Sparkle group

	1st Quarter
	2018	1st Quarter	Change
(millions of euros)	comparable	2017	amount	%		% organic
Revenues	286	310	(24)	(7.7)		(4.3)

of which third party	240	261	(21)	(8.0)		(4.0)

EBITDA	24	42	(18)	(42.9)		(38.5)

EBITDA Margin	8.4	13.5		(5.1	)pp	(4.6	)pp

EBIT	(4)	12	(16)

EBIT Margin	(1.4)	3.9		(5.3	)pp	(5.1	)pp

Headcount at period end (number)	756	(1)756	—	—

(1)	Headcount at December 31, 2017

Revenues for the Telecom Italia Sparkle group – International Wholesale in the first quarter of 2018 totaled 286 million euros, showing a drop of 24 million euros on the first quarter 2017 figure (-7.7%). Negative growth was mainly driven by the termination of long-term contracts for the Mediterranean Basin area and the depreciation of the US dollar against the euro, which significantly affected IP/Data and Voice revenues.

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	23

BRAZIL

	(millions of euros)			(millions of reais)
		1st Quarter 2018	1st Quarter		1st Quarter 2018	1st Quarter	Change
	1st Quarter 2018	comparable (a)	2017 (b)	1st Quarter 2018	comparable (c)	2017 (d)	amount (c-d)	% (c-d)/d
Revenues	1,033	1,037	1,181	4,120	4,139	3,951	188	4.8

EBITDA	353	365	372	1,407	1,456	1,247	209	16.8

EBITDA Margin	34.2	35.2	31.6	34.2	35.2	31.6		3.6	pp

EBIT	131	133	81	523	530	272	258	94.9

EBIT Margin	12.7	12.8	6.9	12.7	12.8	6.9		5.9	pp

Headcount at period end (number)				9,670		(1) 9,508	162	1.7

(1)	Headcount at December 31, 2017

	1st Quarter 2018	1st Quarter 2017
Lines at period end (thousands) (*)	57,894	(1) 58,634

MOU (minutes/month) (**)	115.3	106.6

ARPU (reais)	21.6	19.0

(1)	Amount at December 31, 2017
(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for the first quarter of 2018 amounted to 4,120 million reais. Comparable revenues for the first quarter of 2018 amounted to 4,139 million reais, up by 188 million reais (+4.8%) year-on-year. Revenues from services on the same accounting basis totaled 3,983 million reais, an increase of 239 million reais compared to 3,744 million reais for the first quarter of 2017 (+6.4%).

On the same accounting basis, Mobile Average Revenue Per User (ARPU) for the first quarter of 2018 rose to 21.6 reais, up by +13.8% on the figure for the first quarter of 2017 (19.0 reais), due to a general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

The total number of lines at March 31, 2018 was 57,894 million, showing a drop of 740 thousand compared to December 31, 2017 (58,634 thousand). The decline was entirely attributable to the prepaid segment (-1,409 thousand) and was only partially offset by growth in the postpaid segment (+669 thousand), also as a result of the consolidation underway in the market for second SIM cards. Postpaid customers represented 31.9% of the customer base at March 31, 2018, up by 1.5 percentage points on December 2017 (30.4%).

On the same accounting basis, revenues from product sales came to 156 million reais (207 million reais in the first quarter of 2017; -24.6%). The decline reflected a change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to broadband services on 3G/4G networks and to support new loyalty offerings for higher-value postpaid customers.

EBITDA

EBITDA for the first quarter of 2018 amounted to 1,407 million reais.

The application of IFRS 15 had a negative impact of 49 million reais, chiefly due to the recognition of customer acquisition costs accruing to the quarter as operating expenses; previously such costs were capitalized and amortized. Excluding that effect,

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Brazil Business Unit	24

comparable EBITDA for the first quarter of 2018 amounted to 1,456 million reais, up by 209 million reais (+16.8%) year-on-year. Growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure.

The EBITDA margin on the same accounting basis stood at 35.2%, 3.6 percentage points higher than in the first quarter of 2017.

The changes in the main cost items are shown below:

	(millions of euros)		(millions of reais)
	1st Quarter 2018 comparable	1st Quarter 2017	1st Quarter 2018 comparable	1st Quarter 2017	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	503	627	2,008	2,098	(90)

Employee benefits expenses	81	89	323	298	25

Other operating expenses	125	135	500	451	49

Change in inventories	(7)	(8)	(26)	(27)	1

EBIT

EBIT for the first quarter of 2018 amounted to 523 million reais. Comparable EBIT for the first quarter of 2018 amounted to 530 million reais, up by 258 million reais (+94.9%) on the same period of the previous year (272 million reais). Growth was driven by higher EBITDA (+209 million reais) and lower depreciation and amortization (-49 million reais).

Interim Management Report at March 31, 2018	Financial and Operating Highlights of the Business Units of the TIM Group Brazil Business Unit	25

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

CONSOLIDATED EQUITY

Consolidated equity amounted to 23,642 million euros (23,783 million euros at December 31, 2017), of which 21,434 million euros attributable to Owners of the Parent (21,557 million euros at December 31, 2017) and 2,208 million euros attributable to non-controlling interests (2,226 million euros at December 31, 2017).

In greater detail, the changes in equity were the following:

(millions of euros)	3/31/2018	12/31/2017
At the beginning of the period	23,783	23,553

Effect of the adoption of IFRS 15 and IFRS 9	(88)	—

At the beginning of the period, restated	23,695	23,553

Total comprehensive income (loss) for the period	(54)	457

Dividends approved by:	—	(230)

TIM S.p.A.	—	(166)

Other Group companies	—	(64)

Issue of equity instruments	—	(6)

Other changes	1	9

At the end of the period	23,642	23,783

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	26

CASH FLOWS

Adjusted net financial debt stood at 25,537 million euros, up by 229 million euros compared to December 31, 2017 (25,308 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first quarter of 2018:

Change in adjusted net financial debt

(millions of euros)	1st Quarter 2018	1st Quarter 2017	Change
EBITDA	1,817	1,990	(173)

Capital expenditures on an accrual basis	(660)	(831)	171

Change in net operating working capital:	(1,238)	(795)	(443)

Change in inventories	(36)	(29)	(7)

Change in trade receivables, net amounts due from customers under construction contracts, and contract assets	(210)	31	(241)

Change in trade payables (*)	(643)	(697)	54

Other changes in operating receivables/payables	(349)	(100)	(249)

Change in employee benefits	(5)	(7)	2

Change in operating provisions and Other changes	69	4	65

Net operating free cash flow	(17)	361	(378)

% of Revenues	(0.4)	7.5	(7.9	)pp
Sale of investments and other disposals flow	9	2	7

Share capital increases/reimbursements, including incidental costs	—	—	—

Financial investments flow	(2)	(1)	(1)

Dividends payment	—	—	—

Change in financial leasing contracts	(15)	(15)	—

Finance expenses, income taxes and other net non-operating requirements flow	(204)	(463)	259

Reduction/(Increase) in adjusted net financial debt from continuing operations	(229)	(116)	(113)

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	—	—

Reduction/(Increase) in adjusted net financial debt	(229)	(116)	(113)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been reported with reference to EBITDA, the change in adjusted net financial debt for the first quarter of 2018 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Quarter 2018	1st Quarter 2018 comparable		1st Quarter 2017		Change
		(a)	% of total	(b)	% of total	(a-b)
Domestic	507	533	76.8	631	75.9	(98)

Brazil	153	161	23.2	200	24.1	(39)

Adjustments and eliminations	—	—	—	—	—	—

Consolidated Total	660	694	100.0	831	100.0	(137)

% of Revenues	14.0	14.6		17.2		(2.6	)pp

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	27

With the introduction of IFRS 15, Mobile customer acquisition costs, relating to contracts with lock-in clauses, are no longer capitalized and depreciated. Instead they are classified as “contract costs” and deferred, then subsequently recognized in the income statement over the term of the contract. On the same accounting basis, capital expenditures in the first quarter of 2018 totaled 694 million euros, down 137 million euros on the first quarter of 2017.

In particular:

•	the Domestic Business Unit posted capital expenditures of 533 million euros, down by 98 million euros on the first quarter of 2017 due to the greater focus on strategic priorities and returns in capital allocation decisions.

•	the Brazil Business Unit posted capital expenditures in the first quarter of 2018 of 161 million euros, down by 39 million euros on 2017. Without the impact of fluctuations in exchange rates, which amounted to 32 million euros, the change was a negative 7 million euros. Capital expenditures were targeted primarily at strengthening mobile ultra-broadband network infrastructure and developing the fixed broadband business of TIM Live.

Change in net operating working capital

The change in net operating working capital for the first quarter of 2018 was a negative 1,238 million euros (negative 795 million euros in the first quarter of 2017). The higher requirement in the first quarter of 2018 was mainly due to the settlement of the VAT balance payable by TIM S.p.A., for a total of approximately 400 million euros.

In particular:

•	the change in inventories generated a negative impact of 36 million euros and the management of trade receivables generated a negative impact of 210 million euros;

•	the change in trade payables (-643 million euros) included the payment of around 36 million euros made by the Brazil Business Unit to the consortium that is carrying out the clean up of the 700 MHz spectrum, which the Business Unit purchased the user rights to in 2014. The level of trade payables was also influenced by the seasonal peak in payments for bills payable, due to the concentration of capital expenditure and external costs in the last quarter of the previous year, which are usually settled in the following quarter;

•	the other changes in operating receivables/payables (-349 million euros) were affected in particular by VAT payments by TIM S.p.A. totaling approximately 400 million euros, reflecting the introduction in Italy of the split payment mechanism for VAT only as of July 2017, (no payment was made in the first quarter of 2017).

Sale of investments and other disposals flow

In the first quarter of 2018, the item showed a positive figure of 9 million euros (2 million euros in the first quarter of 2017) and related mainly to disposals of assets within the normal operating cycle.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to -204 million euros and mainly included the payment, during the first quarter of 2018, of income taxes and net finance expenses, as well as the change in non-operating receivables and payables.

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	28

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	3/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Non-current financial liabilities
Bonds	19,009	19,981	(972)

Amounts due to banks, other financial payables and liabilities	5,177	5,878	(701)

Finance lease liabilities	2,074	2,249	(175)

	26,260	28,108	(1,848)

Current financial liabilities (*)
Bonds	2,914	2,221	693

Amounts due to banks, other financial payables and liabilities	1,933	2,354	(421)

Finance lease liabilities	173	181	(8)

	5,020	4,756	264

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total gross financial debt	31,280	32,864	(1,584)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,438)	(1,768)	330

	(1,438)	(1,768)	330

Current financial assets
Securities other than investments	(1,199)	(993)	(206)

Financial receivables and other non-current financial assets	(469)	(437)	(32)

Cash and cash equivalents	(1,680)	(3,575)	1,895

	(3,348)	(5,005)	1,657

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(4,786)	(6,773)	1,987

Net financial debt carrying amount	26,494	26,091	403

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(957)	(783)	(174)

Adjusted net financial debt	25,537	25,308	229

Breakdown as follows:
Total adjusted gross financial debt	29,616	31,149	(1,533)

Total adjusted financial assets	(4,079)	(5,841)	1,762

(*) of which current portion of medium/long-term debt:
Bonds	2,914	2,221	693

Amounts due to banks, other financial payables and liabilities	1,283	1,371	(88)

Finance lease liabilities	173	181	(8)

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	29

To provide a better representation of the true performance of Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”), the TIM Group reports a measure called “Adjusted net financial debt”, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects of IFRS 13 – Fair Value Measurement) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

Sales of trade receivables without recourse to factoring companies finalized during the first quarter of 2018 resulted in a positive effect on net financial debt at March 31, 2018 of 1,176 million euros (2,000 million euros at December 31, 2017).

Gross financial debt

Bonds

Bonds at March 31, 2018 were recorded for a total of 21,923 million euros (22,202 million euros at December 31, 2017). Repayments totaled a nominal 21,642 million euros (21,775 million euros at December 31, 2017).

In relation to bond funding activities in the first quarter of 2018, no new issues or repayments were made with respect to December 31, 2017.

With reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2018 was 205 million euros, up by 1 million euros compared to December 31, 2017 (204 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2018:

	3/31/2018		12/31/2017
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	—	—	4.0	—

Revolving Credit Facility – expiring March 2020	—	—	3.0	—

Revolving Credit Facility – expiring January 2023	5.0		—	—

Total	5.0	—	7.0	—

At March 31, 2018, TIM held, but had not drawn on, a syndicated 5 billion euros revolving credit facility expiring January 16, 2023.

TIM also holds:

•	a bilateral Term Loan with Mediobanca expiring November 2019 for 134 million euros, drawn down for the full amount; on May 7, 2018, TIM exercised the early repayment option, with effect as of May 10, 2018;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2018 for 150 million euros, drawn down for the full amount;

•	an overdraft facility with Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.6 years.

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	30

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, stands at approximately 4.6%.

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 3/31 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Convertible bonds	2,556	2,308	1,111	3,089	1,000	11,578	21,642

Loans and other financial liabilities	1,147	1,438	569	301	741	310	4,506

Finance lease liabilities	132	115	114	105	85	1,655	2,206

Total	3,835	3,861	1,794	3,495	1,826	13,543	28,354

Current financial liabilities	648	—	—	—	—	—	648

Total	4,483	3,861	1,794	3,495	1,826	13,543	29,002

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 7,879 million euros, equal to the sum of:

•	“Cash and cash equivalents” and “Current securities other than investments” for a total of 2,879 million euros (4,568 million euros at December 31, 2017);

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 1,680 million euros (3,575 million euros at December 31, 2017). The different technical forms of investing available cash can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,199 million euros (993 million euros at December 31, 2017). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They included a total of 506 million euros of Italian and European treasury bonds purchased by TIM S.p.A. (257 million euros), Telecom Italia Finance S.A. (244 million euros) and Inwit S.p.A. (5 million euros), as well as 468 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash, and 225 million euros of investments in monetary funds by the Brazil Business Unit. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

Covenants and negative pledges existing at March 31, 2018

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(1); furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

(1)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., the EIB loans and the bilateral credit line with Mediobanca, as further detailed below.

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	31

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at March 31, 2018, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

(1)	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

(2)	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

(3)	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

(4)	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to third parties not controlled by the Company, or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which may then opt to demand collateral or an amendment of the loan contract or choose an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such an Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2018, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

Interim Management Report at March 31, 2018	Consolidated Financial Position and Cash Flows Performance	32

CONSOLIDATED DATA – TABLES OF DETAIL

TIM prepares and publishes Interim Management Reports for the first and third quarter of each year on a voluntary basis.

The consolidated figures presented in this Interim Management Report at March 31, 2018 of the TIM Group have been prepared in compliance with the International Financial Reporting Standards issued by the IASB and endorsed by the EU, and are unaudited.

The accounting and consolidation policies adopted are consistent with those applied for the TIM Group Consolidated Financial Statements at December 31, 2017, except for the new standards adopted as of January 1, 2018, the impact of which is illustrated in the section “Adoption of the new IFRS 9 and IFRS 15 standards”, to which readers are referred for more details.

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for 2018” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Management Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation in the first quarter of 2018 or in the corresponding period of 2017.

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	33

Separate Consolidated Income Statements

		1st Quarter 2018	1st Quarter	Change
	1st Quarter	comparable	2017	(a-b)
(millions of euros)	2018	(a)	(b)	amount	%
Revenues	4,709	4,742	4,819	(77)	(1.6)

Other income	57	57	78	(21)	(26.9)

Total operating revenues and other income	4,766	4,799	4,897	(98)	(2.0)

Acquisition of goods and services	(1,996)	(1,969)	(2,061)	92	4.5

Employee benefits expenses	(780)	(773)	(760)	(13)	(1.7)

Other operating expenses	(368)	(359)	(273)	(86)	(31.5)

Change in inventories	37	37	28	9	32.1

Internally generated assets	158	158	159	(1)	(0.6)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,817	1,893	1,990	(97)	(4.9)

Depreciation and amortization	(1,055)	(1,089)	(1,129)	40	3.5

Gains (losses) on disposals of non-current assets	2	2	4	(2)	(50.0)

Impairment reversals (losses) on non-current assets	—	—	—	—	—

Operating profit (loss) (EBIT)	764	806	865	(59)	(6.8)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(2)	—	(2)	—

Other income (expenses) from investments	10	10	—	10	—

Finance income	327	322	385	(63)	(16.4)

Finance expenses	(684)	(676)	(769)	93	12.1

Profit (loss) before tax from continuing operations	415	460	481	(21)	(4.4)

Income tax expense	(163)	(174)	(256)	82	32.0

Profit (loss) from continuing operations	252	286	225	61	27.1

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	252	286	225	61	27.1

Attributable to:				—

Owners of the Parent	216	250	200	50	25.0

Non-controlling interests	36	36	25	11	44.0

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	34

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

		1st Quarter	1st Quarter
(millions of euros)		2018	2017
Profit (loss) for the period	(a)	252	225

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e)	—	—

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income (1):
Profit (loss) from fair value adjustments		(14)	(3)

Loss (profit) transferred to Separate Consolidated Income Statement		16	(3)

Income tax effect		1	2

	(f)	3	(4)

Hedging instruments:
Profit (loss) from fair value adjustments		(281)	69

Loss (profit) transferred to Separate Consolidated Income Statement		95	56

Income tax effect		44	(33)

	(g)	(142)	92

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(167)	73

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		—	—

Income tax effect		—	—

	(h)	(167)	73

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Loss (profit) transferred to Separate Consolidated Income Statement		—	—

Income tax effect		—	—

	(i)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i)	(306)	161

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k)	(306)	161

Total comprehensive income (loss) for the period	(a+m)	(54)	386

Attributable to:
Owners of the Parent		(41)	337

Non-controlling interests		(13)	49

(1)	For the first quarter of 2017 also including “Available- for-Sale financial assets”.

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	35

Consolidated Statements of Financial Position

(millions of euros)		3/31/2018	12/31/2017	Change
		(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill		29,431	29,462	(31)

Intangible assets with a finite useful life		6,786	7,192	(406)

		36,217	36,654	(437)

Tangible assets
Property, plant and equipment owned		13,978	14,216	(238)

Assets held under finance leases		2,146	2,331	(185)

		16,124	16,547	(423)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		16	17	(1)

Other investments		53	51	2

Non-current financial assets		1,438	1,768	(330)

Miscellaneous receivables and other non-current assets		2,169	2,422	(253)

Deferred tax assets		903	993	(90)

		4,579	5,251	(672)

Total Non-current assets	(a)	56,920	58,452	(1,532)

Current assets
Inventories		326	290	36

Trade and miscellaneous receivables and other current assets		5,335	4,959	376

Current income tax receivables		39	77	(38)

Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,668	1,430	238

Cash and cash equivalents		1,680	3,575	(1,895)

		3,348	5,005	(1,657)

Current assets sub-total		9,048	10,331	(1,283)

Discontinued operations/Non-current assets held for sale		—	—	—

Total Current assets	(b)	9,048	10,331	(1,283)

Total Assets	(a+b)	65,968	68,783	(2,815)

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	36

(millions of euros)		3/31/2018	12/31/2017	Change
		(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent		21,434	21,557	(123)

Non-controlling interests		2,208	2,226	(18)

Total Equity	(c)	23,642	23,783	(141)

Non-current liabilities
Non-current financial liabilities		26,260	28,108	(1,848)

Employee benefits		1,738	1,736	2

Deferred tax liabilities		235	265	(30)

Provisions		827	825	2

Miscellaneous payables and other non-current liabilities		1,363	1,678	(315)

Total Non-current liabilities	(d)	30,423	32,612	(2,189)

Current liabilities
Current financial liabilities		5,020	4,756	264

Trade and miscellaneous payables and other current liabilities		6,809	7,520	(711)

Current income tax payables		74	112	(38)

Current liabilities sub-total		11,903	12,388	(485)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale		—	—	—

Total Current Liabilities	(e)	11,903	12,388	(485)

Total Liabilities	(f=d+e)	42,326	45,000	(2,674)

Total Equity and Liabilities	(c+f)	65,968	68,783	(2,815)

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	37

Consolidated Statements of Cash Flows

(millions of euros)			1st Quarter 2018	1st Quarter 2017
Cash flows from operating activities:
Profit (loss) from continuing operations			252	225

Adjustments for:
Depreciation and amortization			1,055	1,129

Impairment losses (reversals) on non-current assets (including investments)			—	13

Net change in deferred tax assets and liabilities			137	155

Losses (gains) realized on disposals of non-current assets (including investments)			(2)	(4)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	—

Change in provisions for employee benefits			(5)	(7)

Change in inventories			(36)	(29)

Change in trade receivables, net amounts due from customers under construction contracts and contract assets			(210)	31

Change in trade payables			(19)	(48)

Net change in current income tax receivables/payables			(1)	76

Net change in miscellaneous receivables/payables and other assets/liabilities			(243)	(156)

Cash flows from (used in) operating activities	(a	)	930	1,385

Cash flows from investing activities:
Purchase of intangible assets			(186)	(327)

Purchase of tangible assets			(489)	(519)

Total purchase of intangible and tangible assets on an accrual basis			(675)	(846)

Change in amounts due for purchases of intangible and tangible assets			(609)	(634)

Total purchase of intangible and tangible assets on a cash basis			(1,284)	(1,480)

Capital grants received			2	—

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(2)	—

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			(230)	383

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			8	2

Cash flows from (used in) investing activities	(b	)	(1,506)	(1,095)

Cash flows from financing activities:
Change in current financial liabilities and other			(505)	(214)

Proceeds from non-current financial liabilities (including current portion)			102	1,182

Repayments of non-current financial liabilities (including current portion)			(896)	(775)

Changes in hedging and non-hedging derivatives			293	—

Share capital proceeds/reimbursements (including subsidiaries)			—	—

Dividends paid			—	—

Changes in ownership interests in consolidated subsidiaries			1	—

Cash flows from (used in) financing activities	(c	)	(1,005)	193

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(1,581)	483

Net cash and cash equivalents at beginning of the period	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(19)	24

Net cash and cash equivalents at end of the period	(h=e+f+g	)	1,646	4,459

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	38

Additional Cash Flow Information

(millions of euros)	1st Quarter 2018	1st Quarter 2017
Income taxes (paid) received	(22)	(17)

Interest expense paid	(553)	(613)

Interest income received	106	120

Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2018	1st Quarter 2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand - from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the period

Cash and cash equivalents - from continuing operations	1,680	4,461

Bank overdrafts repayable on demand - from continuing operations	(34)	(2)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	1,646	4,459

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	39

Consolidated statements of changes in equity from January 1, 2017 to March 31, 2017

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financials assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity during the period:
Dividends approved									—		—

Total comprehensive income (loss) for the period			(4)	92	49			200	337	49	386

Issue of equity instruments								2	2		2

Other changes								9	9		9

Balance at March 31, 2017	11,587	2,094	35	(459)	(317)	(113)	—	8,728	21,555	2,395	23,950

Consolidated statements of changes in equity from January 1, 2018 to March 31, 2018

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

Adoption of IFRS 15 and IFRS 9			9		—			(92)	(83)	(5)	(88)

Adjusted Balance at December 31, 2017	11,587	2,094	51	(582)	(955)	(104)	—	9,383	21,474	2,221	23,695

Changes in equity during the period:
Dividends approved									—		—

Total comprehensive income (loss) for the period			3	(142)	(118)			216	(41)	(13)	(54)

Other changes								1	1		1

Balance at March 31, 2018	11,587	2,094	54	(724)	(1,073)	(104)	—	9,600	21,434	2,208	23,642

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	40

OTHER INFORMATION

Average salaried workforce

(equivalent number)	1st Quarter 2018	1st Quarter 2017	Change
Average salaried workforce – Italy	47,133	45,877	1,256

Average salaried workforce – Outside Italy	9,330	9,436	(106)

Total average salaried workforce (1)	56,463	55,313	1,150

1)	Includes employees with temp work contracts: no employees in the first quarter of 2018; 3 average employees in the first quarter of 2017 (2 in Italy and 1 outside Italy).

Headcount at period end

(number)	3/31/2018	12/31/2017	Change
Headcount – Italy	49,584	49,689	(105)

Headcount – Outside Italy	9,905	9,740	165

Total headcount at period end (1)	59,489	59,429	60

1)	Includes employees with temp work contracts: 0 at 3/31/2018 and at 12/31/2017.

Headcount at period end – Breakdown by Business Unit

(number)	3/31/2018	12/31/2017	Change
Domestic	49,722	49,851	(129)

Brazil	9,670	9,508	162

Other Operations	97	70	27

Total	59,489	59,429	60

Interim Management Report at March 31, 2018	Consolidated Data – Tables of detail	41

DISPUTES AND PENDING LEGAL ACTIONS

The most significant arbitration cases and legal and fiscal disputes TIM Group companies are involved in as of 31 March 2018, including those closed during the period, are described below.

The TIM Group has posted liabilities totalling 535 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2017 Annual Report:

•	Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair.

International tax and regulatory disputes

As of 31 March 2018, the companies forming the Brazil Business Unit were involved in tax or regulatory disputes that TIM expects to lose for a total of around 15.3 billion reais (14.5 billion reais as of 31 December 2017). The main types of dispute are listed below, classified according to the tax to which they refer.

Federal taxes

On 22 March 2011 TIM Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into TIM Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main challenges may be summarised as follows:

•	non-recognition of the fiscal effects of the merger of TIM Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

•	non-recognition of certain tax offsets;

•	denial of the SUDENE regional tax benefit, due to alleged irregularities in the management and reporting of the benefit itself.

The adjustments included in the assessment notice were disputed by TIM Celular, in administrative court, with the filing of its first objections on 20 April 2011. On 20 April 2012, TIM Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; TIM Celular promptly filed an appeal against this decision on 21 May 2012.

The Company, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Still in relation to the federal level of taxation, the following additional disputes should also be noted:

•	challenges regarding offsetting against previous tax losses;

•	further challenges regarding the tax deductibility of the amortisation of goodwill;

•	imposition of income tax on certain types of exchange rate differences;

•	imposition of withholding taxes on certain types of payments to foreign entities (for example, payments for international roaming);

•	further challenges regarding offsets made between the tax liabilities and deferred tax assets of the group companies.

Overall, the risk for these cases, considered to be possible, amounts to 3.8 billion reais (3.7 billion reais at 31 December 2017).

Interim Management Report at March 31, 2018	Disputes and pending legal actions	42

State taxes

Within the scope of the state levy, there are numerous challenges regarding ICMS, and in particular:

•	challenges concerning the reduction of the tax base due to discounts granted to customers, as well as challenges regarding the use of tax credits declared by group companies, with respect to the return of loaned telephone devices, and following the detection of contract frauds to the detriment of the companies;

•	subjection of some fees owed to group companies and classified by them as fees for services other than telecommunications to ICMS;

•	challenges over the use of the “PRO-DF” tax benefit originally granted by some States, and subsequently declared unconstitutional (the challenge refers to the actual credit due to ICMS, declared by the TIM Cellular on the basis of the aforementioned tax benefits);

•	challenges relating to the use of ICMS credits claimed by Group Companies as a result of the acquisition of tangible assets, and in relation to the supply of electricity to the Companies, as well as in application of the provisions on acting as a withholding agent;

•	fines imposed on group companies for irregularities in tax return compliance.

In February 2018 the State of São Paulo notified two tax assessments of ICMS to TIM Celular, for a total amount of 679 million reais (at the date of the assessment, including fines and interest). The first assessment (344 million reais) regarded a challenge of ICMS credits in relation to acting as a withholding agent, applicable when equipment is bought and distributed in different States. The second assessment (335 million reais) challenged ICMS credits deriving from the “special credit” recognised by the Company to its pre-paid customers, against subsequent top-ups.

The Company decided it was preferable to pay a lesser sum (32 million reais), given some shortcomings in the documentation, deciding that the remainder was a possible liability.

Overall, the risk for these cases, considered to be possible, amounts to 8.1 billion reais (7.4 billion reais at 31 December 2017).

FUST and FUNTTEL

The main challenges about contributions to the regulatory body (Anatel), and in particular in terms of FUST and FUNTTEL, concern whether or not interconnection revenues should be subject to these contributions.

Overall, the risk for these cases. considered possible, totals 2.7 billion reais unchanged from 31 December 2017.

—  ●  —

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of this Interim Management Report and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of the payments due, if any. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardise the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to the information published in the 2017 Annual Report:

•	Italian Competition Authority Case A428;

•	VODAFONE (A428);

•	COLT TECHNOLOGY SERVICES;

•	KPNQ West Italia S.p.A.;

•	SIPORTAL;

•	Italian Competition Authority Case I-761;

•	WIND (I-761);

•	VODAFONE (I-761);

•	VODAFONE;

•	SKY;

•	VODAFONE Dispute - Universal Service;

•	Dispute relative to “Adjustments on license fees” for the years 1994-1998;

•	POSTE;

•	Elinet S.p.A. Bankruptcy;

•	Brazil – Opportunity Arbitration;

•	Brazil – CAM JVCO Arbitration.

Interim Management Report at March 31, 2018	Disputes and pending legal actions	43

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as they cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgement of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgement was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. The Company filed an appeal challenging the arguments presented by the other party and asking that the judgement in the first instance be fully confirmed. With an order in March 2018 the Milan Court of Appeal declared Teleunit’s appeal pursuant to art. 348-bis of the Italian Code of Civil Procedure to be manifestly without foundation, and hence inadmissible.

Italian Competition Authority Case A514

In June 2017 the Italian Competition Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the “Treaty on the Functioning of the European Union”. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultrabroadband fixed network. In particular, the ICA hypothesised that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) pre-emptively securing customers on the retail market for ultrabroadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. On 2 November last, TIM lodged a defence in which, in support of the correctness of its actions, it challenged all the arguments that the behaviour it had allegedly indulged in, and which are the object of the case, were actually unlawful.

On 14 February 2018, AGCM resolved to extend the scope of the case to investigate further behaviour concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultrabroadband, and the use of the confidential information of customers of the alternative operators. The case should be concluded by the end of October 2018.

Competition Authority Case I-799

At its meeting on 1 February 2017, AGCM initiated an investigation for possible breach of Article 101 of the TFEU (prohibition of agreements that restrict competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l. TIM, in agreement with Fastweb, submitted some amendments to the agreements signed, in the form of proposed undertakings, aimed at closing the investigation without any breach being ascertained and, therefore, without any fine.

On 28 March 2018 AGCM resolved to approve the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgement issued in February 2018, the Milan Court accepted TIM’s defence and rejected the plaintiffs’ claim for compensation, ordering them, jointly and severally, to pay the legal costs. In March 2018 Eutelia and Voiceplus proposed an appeal against the judgement in the first instance.

28 day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Interim Management Report at March 31, 2018	Disputes and pending legal actions	44

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCom was exceeding its powers. The judgement rejecting the appeal was published on 12 February 2018, and the grounds for this were published on 4 May 2018. This judgment will be appealed by TIM before the Council of State.

In December 2017, AGCom, with Resolution 499/17/CONS, found that TIM had breached the provisions of Resolution 121/17, since it had not adopted intervals of a month, or multiples thereof, as the basis for billing its fixed telephony offers. It fined TIM 1,160,000 euros, ordering it take action - when the billing cycle was restored to monthly or multiples thereof - to reverse the charges levied for the number of days after 23 June 2017 that the users had not used the service due to the lack of alignment between the four-weekly and the monthly billing cycle.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on 22 February 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders, at the same time scheduling the hearing for consideration of the merits on 14 November 2018.

Furthermore, law no 172 of 4 December 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the invoicing of services be based on a month, or multiples thereof.

TIM adapted to this order within the period of time prescribed by law, namely within 120 days of the date it came into force (5 April 2018).

On 7 March 2018, TIM was notified of a further resolution (Resolution 112/2018 /CONS) with which AGCom (i) warned the Company, with regard to fixed phone services only, to postpone the starting date of invoices issued after the return to monthly invoicing by the same number of days as those presumably deducted starting from 23 June 2017 with the four-weekly invoicing cycle; and (ii) revoked the part of the previous resolution 499/17/CONS in which TIM was warned to write-off the amounts presumed to have been charged to the customer starting from 23 June 2017 with the four-weekly invoicing cycle.

The aforementioned resolution was challenged by TIM on 16 March 2018, with an additional submission triggered as part of the appeal against resolution 499/17/CONS, with a request for single precautionary measures, which was provisionally granted until the hearing on 4/11/2018, with a presidential decree published on 3/26/2017.

After the notification by AGCom on 9 April 2018 of presidential decree 9/18/PRES - which amended resolution 112/18/CONS in those parts prescribing that the deferment of billing had to take place when the billing cycle was restored to monthly intervals, or multiples thereof, also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations - TIM and the other operators affected by the presidential decree withdrew their application for precautionary measures.

On 7 May TIM also appealed AGCom presidential decree no. 9/18/PRES and Resolution no. 187/18/CONS which ratified this decree.

Finally, on 19 February 2018, AGCM initiated the I820 preliminary investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the ASSTEL category association to verify the hypothesis of the existence of an agreement restricting competition between the main fixed and mobile telephony operators in order to coordinate the respective commercial strategies, thereby violating art. 101 of the TFEU.

The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Legislative Decree 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

On 21 March 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy. The order with which AGCM confirmed the precautionary measure was published on 13 April 2018. The deadline for the closing of the proceedings is set for 31 March 2019.

Golden Power Case

In August 2017 the Prime Minister’s office brought proceedings against TIM (as well as Vivendi) in order to verify the fact that TIM has an obligation to notify, pursuant to the Golden Power law, Vivendi’s acquisition of corporate control of TIM and the strategic assets it holds. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM effective as of 4 May 2017 (date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision by the Presidency of the Council of Ministers, new and separate administrative proceedings were started for the imposition on TIM of a financial penalty laid down by the Golden Power law for non-compliance with the aforementioned obligation to notify. These proceedings ended on 8 May 2018 with the imposition of a financial penalty of 74.3 million euros.

The Company is convinced that it has the legal arguments to demonstrate that it was under no obligation to notify the control exercised over it by Vivendi, has already filed an extraordinary appeal to the President of the Republic to request the abrogation of the order of September 2017 and is undertaking all the legal assessments for the actions to be taken to safeguard itself after the aforementioned order of 8 May 2018.

On the other hand, the Presidency of the Council of Ministers exercised the special powers prescribed in the Golden Power law through two specific rulings in October and November 2017 with which it imposed specific prescriptions and conditions on TIM S.p.A. and the Telecom Italia Sparkle group companies and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially connected to the circumstance that these companies, in part, perform activities that are relevant for national security and as far as TIM is concerned to the circumstance that it also owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is penalised in the same way as failure to notify significant acts for the purpose of the application of Golden Power law.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the Presidency of the Council of Ministers in order to prove their compliance with the aforementioned prescriptions.

In December 2017 the Group sent to the Presidency of the Council of Ministers the first compliance report outlining all the proposals and activities put in place to carry out the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request abrogation of the orders in question.

Interim Management Report at March 31, 2018	Disputes and pending legal actions	45

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim against TIM.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company challenged the rationale for the judgement in the first instance, and signed settlements, including with the final 6 heirs who constituted the civil party, before the judgement in the second instance was issued. So the only civil parties to the appeal were organisations and associations.

In April 2018 the Turin Appeal Court, overturning the judgement of the court of the first instance, found all the accused not guilty, because there was no case to answer for all the charges, and stated that final motions should be filed within 90 days.

Alfiere S.p.A. - TIM-CDP Immobiliare arbitrations

Alfiere S.p.A. is a company that is owned on equal terms by TIM and CDP Immobiliare S.r.l. (CDPI) and it owns the property complex named “Torri dell’Eur”. This property should have housed the offices of TIM’s General Administration department, after restructuring works and the conclusion of a rental contract. After issues arose relating to the cancellation of the building permit, there was a lengthy dispute before the administrative court, which is still pending, and arbitration proceedings have also started, with TIM making two applications for arbitration of its dispute with CDPI before the arbitration chamber of the Rome Chamber of Commerce. These disputes seek: (i) to determine that CDPI was obliged to indemnify (TIM) in relation to the extraordinary contribution of 24 million euros that local authority Roma Capitale had requested from Alfiere; (ii) to determine that TIM had absolutely no obligation to pay rent for the premises, due to the fact that the property was not handed over by 31 December 2017. As part of this second arbitration case, CDPI has, by way of counterclaim, requested that all the contracts stipulated with TIM in relation to Alfiere be cancelled, and TIM ordered to pay compensation for the related damages, quantified as over 88 million euros.

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged to add to the information published in the 2017 Annual Report.

•	Mobile telephony - criminal proceedings;

•	Dispute concerning the license fees for 1998;

•	Vodafone (previously TELETU).

Interim Management Report at March 31, 2018	Disputes and pending legal actions	46

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. They were performed in compliance with the internal procedure, which sets forth rules designed to ensure the transparency and fairness of the transactions in accordance with Consob Regulation No. 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

With effect from May 3, 2017, the Board of Directors of TIM amended the procedure for the management of transactions with related parties, initially extending its scope on a voluntary basis and then adding Vivendi (and its control chain) as its Controlling Entity, from June 1, 2017.

On September 13, 2017, Consob declared that the relationship between Vivendi S.A. and TIM qualifies as one of “de facto control” under Article 2359 of the Civil Code and Article 93 of the Consolidated Law on Finance, as well as under regulations governing dealings between related parties. Although the Company has challenged the decision, it nevertheless complied with the requirements entailed by the decision.

On July 27, 2017, the Board of Directors also acknowledged the start of direction and coordination by Vivendi. In exercising those powers:

•	Vivendi S.A. has not jeopardized the interests or the assets of the Company;

•	dealings with Vivendi S.A. during the period were conducted in compliance with applicable laws and regulations and transactions were conducted at arm’s length, in application of the internal procedure governing related party transactions.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers no longer applied. Accordingly, the termination of direction and coordination activity was verified and all consequent requirements fulfilled.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	47

The effects of related party transactions on the individual line items of the separate consolidated income statement for the first three months of 2018 and 2017 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENTS LINE ITEMS FIRST QUARTER 2018

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	4,709			1			1	0.0

Acquisition of goods and services	1,996		1	44			45	2.3

Employee benefits expenses	780				21	3	24	3.1

Finance income	327			4			4	1.2

Finance expenses	684			4			4	0.6

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENTS LINE ITEMS FIRST QUARTER 2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Revenues	4,819	1	93			94		94	2.0

Other income	78	16	3			19		19	24.4

Acquisition of goods and services	2,061	6	57			63		63	3.1

Employee benefits expenses	760			21	6	27		27	3.6

Finance income	385		27			27		27	7.0

Finance expenses	769	13	25			38		38	4.9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	48

The effects of related party transactions on the individual line items of the consolidated statements of financial position at March 31, 2018 and at December 31, 2017 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2018

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(1,438)

Securities other than investments (current assets)	(1,199)			(15)		(15)	1.3

Financial receivables and other current financial assets	(469)			(37)		(37)	7.9

Cash and cash equivalents	(1,680)

Current financial assets	(3,348)			(52)		(52)	1.6

Non-current financial liabilities	26,260			103		103	0.4

Current financial liabilities	5,020			88		88	1.8

Total net financial debt	26,494			139		139	0.5

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,335		3	24		27	0.5

Trade and miscellaneous payables and other current liabilities	6,809		2	33	25	60	0.9

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	49

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2017

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(1,768)

Securities other than investments (current assets)	(993)			(15)		(15)	1.5

Financial receivables and other current financial assets	(437)			(38)		(38)	8.7

Cash and cash equivalents	(3,575)

Current financial assets	(5,005)			(53)		(53)	1.1

Non-current financial liabilities	28,108			100		100	0.4

Current financial liabilities	4,756			163		163	3.4

Total net financial debt	26,091			210		210	0.8

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	4,959		3	33		36	0.7

Trade and miscellaneous payables and other current liabilities	7,520		3	33	24	60	0.8

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	50

The effects of related party transactions on the material line items of the consolidated statements of cash flows for the first three months of 2018 and 2017 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS - FIRST QUARTER 2018

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	675

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS - FIRST QUARTER 2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	846	34			34		34	4.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

At March 31, 2018, TIM S.p.A. had issued guarantees in favor of the joint venture Alfiere S.p.A. for 1 million euros.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	51

REMUNERATION TO KEY MANAGERS

In the first quarter of 2018, the total remuneration recorded on an accrual basis by TIM or by companies controlled by the Group in respect of key managers amounted to 2.6 million euros (6.1 million euros in the first quarter of 2017). The figure breaks down as follows:

(millions of euros)	1st Quarter 2018	1st Quarter 2017
Short-term remuneration	2.5	2.6

Long-term remuneration	—	1.3

Share-based payments (*)	0.1	2.2

	2.6	6.1

(*)	These refer to the fair value of the rights, accrued to March 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (the Special Award and stock option plans adopted by the South-American subsidiaries).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table for the first quarter of 2017 do not include the effects of 2.5 million euros of provisions allocated to cover discretionary allocations to managers and/or directors of TIM and its subsidiaries under the Special Award 2016/2019.

In the first quarter of 2018, contributions paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 19,000 euros (22,000 euros in the first quarter of 2017).

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	52

In the first quarter of 2018, “Key Managers”, i.e. managers and directors who have the power and responsibility, directly or indirectly, for the planning, management and control of the operations of the TIM Group, included:

Directors:
Arnaud Roy de Puyfontaine		Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(1)	Deputy Executive Chairman of TIM S.p.A.
Amos Genish		Managing Director and Chief Executive Officer of TIM S.p.A.
		General Manager of TIM S.p.A.
Managers:
Stefano De Angelis		Diretor Presidente Tim Participações S.A.
Stefano Azzi	(2)	Head of Consumer & Small Enterprise
Stefano Ciurli	(2)	Head of Wholesale
Giovanni Ferigo	(2)	Head of Technology
Lorenzo Forina	(2)	Head of Business & Top Clients
Mario Di Mauro	(3)	Head of Strategy Innovation & Quality
Riccardo Meloni	(4)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(2)	Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo		Head of Legal, Regulatory and Tax
Piergiorgio Peluso		Head of Administration, Finance and Control
Michel Sibony	(3)	Head of the Procurement Unit & Real Estate
Stefano Siragusa	(5)	Chief TIM Infrastructures Officer

(1)	To March 22, 2018.
(2)	To March 5, 2018.
(3)	From March 6, 2018.
(4)	From March 16, 2018.
(5)	From March 12, 2018.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	53

DIRECTION AND COORDINATION ACTIVITY

Reported below are key figures drawn from the last approved financial statements of Vivendi S.A., the entity which at March 31, 2018 exercised direction and coordination powers over TIM S.p.A..

VIVENDI S.A.

42 Avenue de Friedland - PARIS

(millions of euros)		12/31/2017
STATEMENT OF FINANCIAL POSITION
Other non-current assets		23,600.7

Current assets		3,789.8

Prepaid expenses		7.9

TOTAL ASSETS		27,398.4

EQUITY		19,210.8

Share capital	7,128.3

Reserves	9,907.7

Retained earnings (accumulated losses), including profit (loss) for the period	2,174.8

Provisions		553.0

Liabilities		7,634.6

Unrealized exchange gains		—

TOTAL EQUITY AND LIABILITIES		27,398.4

		Year 2017
INCOME STATEMENT
Revenues		66.5

EBIT		(136.9)

Net finance income		140.4

Profit (loss) before extraordinary items and tax		3.5

Net extraordinary income		181.3

Income tax (expense)/refund		518.3

Profit (loss) for the year		703.1

For more details, see the financial information available on the website of Vivendi S.A. www.vivendi.com, Investor Analyst channel.

Interim Management Report at March 31, 2018	Related party transactions and direction and coordination activity	54

EVENTS SUBSEQUENT TO MARCH 31, 2018

APPOINTMENT OF A NEW BOARD OF DIRECTORS

On May 4, 2018, the ordinary shareholders’ meeting of TIM appointed a new Board of Directors, setting the number of its members at 15, its term of office at three years (until the approval of the financial statements at December 31, 2020), and total annual remuneration for the Board at 2,200,000 euros, to be allocated among the Board members in accordance with the relative resolutions to be adopted by the Board.

Under the slate voting mechanism envisaged by the Articles of Association, 10 directors were elected from the slate receiving the most votes, which was presented by the shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership, all of whom are independent:

•	Fulvio Conti

•	Alfredo Altavilla

•	Massimo Ferrari

•	Paola Giannotti de Ponti

•	Luigi Gubitosi

•	Paola Bonomo

•	Maria Elena Cappello

•	Lucia Morselli

•	Dante Roscini

•	Rocco Sabelli

Five directors were elected from the slate presented by Vivendi:

•	Amos GENISH

•	Arnaud Roy de PUYFONTAINE

•	Marella MORETTI (independent)

•	Michele VALENSISE (independent)

•	Giuseppina CAPALDO (independent)

APPOINTMENT OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

On May 7, 2018, the Board of Directors of TIM S.p.A. appointed Fulvio Conti as Chairman and Amos Genish as Chief Executive Officer of the Company. A new framework of powers and responsibilities was also adopted, assigning:

•	to the Chairman, the powers and responsibilities contemplated by law, the Articles of Association and corporate governance arrangements;

•	to the Chief Executive Officer, all powers necessary to perform acts pertinent to the Company’s business, except for the powers reserved by law and the Articles of Association to the Board of Directors, specifically with reference to the limitations set forth in Article 4.3 of the current Corporate Governance Principles adopted by the Company and security arrangements;

•	to the Head of Security, Stefano Grassi, temporary powers, as the delegated security officer, for the management of all TIM assets and activities deemed strategic for national security and defense, or for which security clearance and Italian citizenship are required.

The delegated security officer is a temporary appointment, pending instructions from the Coordination Committee of the Prime Minister’s Office in view of final arrangements to be announced on the matter.

The Board of Directors also checked that the directors Alfredo Altavilla, Massimo Ferrari, Paola Giannotti de Ponti, Luigi Gubitosi, Paola Bonomo, Maria Elena Cappello, Lucia Morselli, Dante Roscini, Rocco Sabelli, Marella Moretti, Michele Valensise and Giuseppina Capaldo met the requirements to qualify as independent. In view of the powers and the role and responsibilities assigned to the Chairman, the Board of Directors decided to confirm the designation of Fulvio Conti as an independent director.

Finally, the appointments were confirmed of the Chief Financial Officer, Piergiorgio Peluso, as manager responsible for preparing the corporate financial reports of TIM, and of General Counsel, Agostino Nuzzolo, as Board Secretary.

Interim Management Report at March 31, 2018	Events Subsequent to March 31, 2018	55

BUSINESS OUTLOOK FOR THE YEAR 2018

The TIM Group is working on the implementation and roll-out of the 2018–2020 Plan in both its Domestic and Brazil markets, as announced at the start of 2018 and disclosed to the market and financial community. For more details on the main drivers of focus for the outlook of the Group, see the Annual Financial Report at December 31, 2017.

MAIN RISKS AND UNCERTAINTIES

Risk governance is a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The business outlook for 2018 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In addition, there have been several major shifts, including, but not limited to, the change in the market environment, the entry of potential new competitors in the fixed-line and mobile segments, the start of proceedings by Authorities and the implementation of new business strategies in the multimedia segment. These risk factors may have repercussions – which are currently unforeseeable – in terms of the strategic choices adopted by the company and could have an impact, for example, on the ultrabroadband development plans, on the evolution model adopted in the multimedia market, and on competition in the mobile and fixed-line markets.

For more details, see the extensive information provided in the Annual Financial Report at December 31, 2017, which provides detailed disclosures of the main business risks faced by the TIM Group and which could affect, also significantly, its capacity to deliver set objectives.

Interim Management Report at March 31, 2018	Main risks and uncertainties	56

INFORMATION FOR INVESTORS

TIM S.p.A. SHARE CAPITAL AT MARCH 31, 2018

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014
Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on March 2018 average prices)	16,011 million euros

On May 25, 2016, the Shareholders’ Meeting approved amendments to the company name, introducing the name “TIM S.p.A.” as an alternative to “Telecom Italia S.p.A.”.

TIM S.p.A. ordinary and savings shares, as well as the ordinary shares of INWIT S.p.A. are listed on the Italian stock exchange (FTSE index), whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

code	TIM-Telecom Italia
	ordinary shares	savings shares	INWIT	Tim Participações
Stock exchange	IT0003497168	IT0003497176	IT0005090300	BRTCSLACN0R0
Bloomberg	TIT IM	TITR IM	INW IM	TIMP3 BZ
Reuters	TLIT.MI	TLITn.MI	INWT.MI	TCSL3.SA

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

MAJOR HOLDINGS IN SHARE CAPITAL

Taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120, and other available sources of information, the relevant holdings of TIM S.p.A.’s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94%

Paul E. Singer	Indirect	8.85%

Cassa Depositi e Prestiti S.p.A.	Direct	4.26%

Paul E. Singer is a General Partner of Elliott Capital Advisors LP. His ownership interest is held indirectly through the subsidiaries Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership. On the evidence of the ownership interest disclosures made to the shareholders’ meeting of TIM on April 24, 2018, his shareholding has risen to 9.19% of the ordinary share capital. At the shareholders’ meeting of May 4, 2018, Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership represented 8.27% of the ordinary share capital.

On the evidence of the ownership interest disclosures made to the shareholders’ meeting of TIM on May 4, 2018, the shareholding of Cassa Depositi e Prestiti S.p.A. has risen to 4.93% of the ordinary share capital.

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of June 9, 2017, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by the decrees of April 11, 2014 and March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2017-2019.

Interim Management Report at March 31, 2018	Information for Investors	57

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report. The meeting called on March 20, 2018 to elect the new common representative has been deserted; the Company has therefore submitted a request to the Milan Court for the appointment of the new common representative.

RATING AT MARCH 31, 2018

At March 31, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Interim Management Report at March 31, 2018	Information for Investors	58

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of significant non-recurring events and transactions on the results of the TIM Group is reported below.

(millions of euros)	1st Quarter 2018	1st Quarter 2017
Acquisition of goods and services:
Advisory and professional services and other costs	(2)	—

Employee benefits expenses:
Restructuring and rationalization expenses and other costs	(1)	(5)

Other operating expenses:
Sundry expenses and provisions	(92)	(19)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(95)	(24)

Impact on EBIT – Operating profit (loss)	(95)	(24)

Finance expenses:
Interest expenses and miscellaneous finance expenses	(2)	(7)

Impact on profit (loss) before tax from continuing operations	(97)	(31)

Effect on income taxes on non-recurring items	4	9

Provision charges for Sparkle tax dispute	—	(93)

Impact on profit (loss) for the period	(93)	(115)

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first quarter of 2018, the TIM Group did not perform any atypical and/or unusual transactions, as defined by Consob Communication DEM/6064293 of July 28, 2006.

Interim Management Report at March 31, 2018	Significant non-recurring events and transactions	59

ALTERNATIVE PERFORMANCE MEASURES

In this Interim Management Report at March 31, 2018 of the TIM Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should not, however, be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Management Report provides a reconciliation between “accounting or reported” data and “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: TIM believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Management Report includes a table showing the amounts taken from the statements of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Interim Management Report at March 31, 2018	Alternative Performance Measures	60

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Interim Management Report at March 31, 2018	Alternative Performance Measures	61

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Management Report at March 31, 2018 of the TIM Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Corporate Financial Reports

Piergiorgio Peluso

Interim Management Report at March 31, 2018	Declaration by the Manager Responsible for Preparing the Corporate Financial Reports	62

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi Company Manager